468 North Camden Drive, 2d Floor
Beverly Hills, CA 90210

June 16, 2009

VIA EDGAR

Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3628
Washington, D.C. 20549

Re: MMR Information Systems, Inc.
   Preliminary Proxy Statement
   Filed June 1, 2009
   File No. 000-51134

Dear Mr. Webb:

We are providing to the staff of the Division of Corporation Finance (the "Staff") the response of MMR Information Systems, Inc. (the "Company") to the comments in your letter of June 9, 2009 regarding the Company's Preliminary Proxy Statement on Schedule 14A filed on June 1, 2009 (the "Preliminary Proxy Statement").

The Company concurrently is filing an amendment to the Preliminary Proxy Statement ("Amendment No. 1"), which incorporates the revisions discussed below. For your convenience, the response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from your letter. To facilitate the Staff's review, we have provided to the Staff a courtesy copy of this letter and Amendment No. 1 marked to show changes against the Preliminary Proxy Statement.

Background of the Proposed Amendment page 4

1. It appears from the disclosure in this section that you do not currently have sufficient shares of common stock authorized to meet your obligations to issue such stock if all of your outstanding options and warrants are exercised. Please revise your disclosure to furnish the information required by Item 202 of Regulation S-K regarding the terms of those outstanding options and warrants that are not currently exercisable because of the lack of sufficient authorized shares of common stock. See Item ll(b) of Schedule 14A and Note A to Schedule 14A. Also, please briefly describe the transactions in which such securities were issued pursuant to Item 1 l(c) of Schedule 14A, including identifying the recipients of such securities.

Response to Comment 1

The Company has modified its disclosure on page 4 to indicate that certain current and former directors of the Company and its subsidiary have agreed not to exercise, and the Company has agreed not to honor any purported exercise of, options or warrants held by such persons with respect to an aggregate of 11,602,748 shares of common stock unless the Company's certificate of incorporation authorizes at least 250,000,000 shares of common stock. The beneficial ownership table commencing on page 6 has been modified to note that the computation of beneficial ownership is made without regard to this agreement (which otherwise would decrease the stated beneficial ownership) and to indicate the prices at which the options or warrants are otherwise exercisable. In each case, issuance of the options or warrants previously has been reported on Forms 3 or 4 filed by the individual.

* * * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 310-476-7002 (Telephone) or 206-374-6136 (Facsimile) if you have any questions or require any further information in connection with this matter.

Very truly yours,

/s/ Robert H. Lorsch

Robert H. Lorsch
Chairman of the Board, President and
Chief Executive Officer

cc: Matthew Crispino, Division of Corporation Finance
     Robert M. Smith, Reed Smith LLP